August 6, 2015
Via EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orion Engineered Carbons S.A.
Form 20-F for the Year Ended December 31, 2014
Filed March 4, 2015
File No. 1-36563

Dear Mr. O’Brien:
Orion Engineered Carbons S.A. (the “Company”), hereby advises the staff of the Securities and Exchange Commission (the “Commission”) that the Company has received your letter dated August 4, 2015 (the “Comment Letter”), regarding the Commission’s review of the filing referred to above. The Comment Letter requests that the Company respond within ten business days from the date thereof, or inform you as soon as possible of when the Company would provide a response.
As we discussed, the Company respectfully requests an extension to the ten business day period until August 31, 2015 to respond to the Comment Letter, due to the current vacation period. The Company is committed to responding to the Comment Letter fully and promptly. Should you have any questions regarding the request made herein, please do not hesitate to contact me at charles.herlinger@orioncarbons.com.
Very truly yours,
/s/ Charles Herlinger

Charles Herlinger
Chief Financial Officer

cc:	Jeanne Baker
Nudrat Salik
(Securities and Exchange Commission)

Jack Clem
(Orion Engineered Carbons S.A.)

David B. Harms
(Sullivan & Cromwell LLP)